UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3) *

Soluna Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

583543103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583543103	Schedule 13G	Page 2 of 8

1	NAME OF REPORTING PERSONS Brookstone Partners IAC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 150,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 150,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IA; CO

(1)	Percentage reported is based on 1,609,788 shares of common stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023 as provided by the Issuer.

CUSIP NO. 583543103	Schedule 13G	Page 3 of 8

1	NAME OF REPORTING PERSONS Brookstone Partners Acquisition XXIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 150,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 150,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%(1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Percentage reported is based on 1,609,788 shares of common stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023.

CUSIP NO. 583543103	Schedule 13G	Page 4 of 8

1	NAME OF REPORTING PERSONS Matthew E. Lipman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,201 shares
	6	SHARED VOTING POWER 150,000 shares
	7	SOLE DISPOSITIVE POWER 6,201 shares
	8	SHARED DISPOSITIVE POWER 150,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Percentage reported is based on 1,614,819 shares of common stock outstanding, which is the sum of (i) 1,609,788 shares of common stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023; (ii) 4,489 shares of common stock underlying outstanding options held by Mr. Lipman that are exercisable within 60 days of December 31, 2023; and (iii) 542 restricted stock units held by Mr. Lipman that will convert into shares of common stock on a 1-to-1 basis within 60 days of December 31, 2023. , The shares represented by (ii) and (iii) have been added to the total shares of common stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.

CUSIP NO. 583543103	Schedule 13G	Page 5 of 8

1	NAME OF REPORTING PERSONS Michael Toporek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,452 shares
	6	SHARED VOTING POWER 150,000 shares
	7	SOLE DISPOSITIVE POWER 14,452 shares
	8	SHARED DISPOSITIVE POWER 150,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,452 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(3)	Percentage reported is based on 1,623,421 shares of common stock outstanding, which is the sum of (i) 1,609,788 shares of common stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2023; and (ii) 13,633 shares of common stock underlying outstanding options held by Mr. Toporek that are exercisable within 60 days of December 31, 2023, which shares have been added to the total shares of common stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Act.

CUSIP NO. 583543103	Schedule 13G	Page 6 of 8

Item 1 (a).	Name of Issuer:	Soluna Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

325 Washington Avenue Extension

Albany, NY 12205

Item 2 (a).	Name of Person Filing:

Brookstone Partners IAC, Inc. (“Brookstone IAC”)

Brookstone Partners Acquisition XXIV, LLC (“Brookstone XXIV”)

Matthew E. Lipman

Michael Toporek

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13G is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which was filed with the Reporting Persons’ initial statement on Schedule 13G.

Brookstone IAC is the Manager of Brookstone XXIV and may be deemed to beneficially own the 150,000 shares of Common Stock owned directly by Brookstone XXIV. Matthew E. Lipman is Secretary of Brookstone IAC and Michael Toporek is President of Brookstone IAC and are deemed to share voting and dispositive power with respect to the shares of Common Stock owned directly by Brookstone XXIV. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities directly owned by such person.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 232 Madison Avenue, Suite 600, New York, New York 10016.

Item 2 (c).	Citizenship:

Brookstone IAC is a New York corporation.

Brookstone XXIV is a Delaware limited liability company.

Each of Matthew E. Lipman and Michael Toporek is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.001 per share.

Item 2 (e).	CUSIP Number: 583543103

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP NO. 583543103	Schedule 13G	Page 7 of 8

Item 4.	Ownership

(a) Amount beneficially owned:

As of December 31, 2023, (i) Brookstone XXIV directly owned 150,000 shares; (ii) Brookstone IAC may be deemed to beneficially own 150,000 shares by virtue of its shared voting and investment power over the shares directly owned by Brookstone XXIV; (iii) Mr. Lipman may be deemed to beneficially own 156,201 shares, including (a) 1,170 shares directly owned; (b) 542 restricted stock units, which vested and were settled into shares of common stock on January 23, 2024; (c) vested options to purchase 4,489 shares and (d) 150,000 shares indirectly owned by virtue of his position as a control person of Brookstone IAC; and (iv) Mr. Toporek may be deemed to beneficially own 164,452 shares, including (a) 819 shares directly owned, (b) vested options to purchase 13,633 shares and (c) 150,000 shares indirectly owned by virtue of his position as a control person of Brookstone IAC.

(b) Percent of class: 9.3% for each of Brookstone IAC and Brookstone XXIV; 9.7% for Mr. Lipman; 10.1% for Mr. Toporek.

(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5, 6, 7, and 8 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [        ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP NO. 583543103	Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2024

Brookstone Partners IAC, Inc.

By:	/s/ Matthew E. Lipman
Name:	Matthew E. Lipman
Title:	Secretary

Brookstone Partners Acquisition XXIV, LLC

By:	/s/ Matthew E. Lipman
Name:	Matthew E. Lipman
Title:	Manager

/s/ Matthew E. Lipman
Matthew E. Lipman

/s/ Michael Toporek
Michael Toporek